UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Rocky Mountain Chocolate Factory, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

77467X101

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77467X101

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		617,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

617,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

617,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 77467X101

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on August 13, 2022, Bradley L. Radoff, AB Value Partners, LP and AB Value Management LLC (collectively, “ABV/Radoff”) entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer. On August 19, 2022, ABV/Radoff notified the Issuer of the Issuer’s material breaches of the Cooperation Agreement and specified the reasonably required cure thereof (the “August 19th Notice”). As of September 6, 2022, the Issuer failed to cure its material breaches of the Cooperation Agreement and therefore Materially Breached (as defined in the Cooperation Agreement) the Cooperation Agreement by failing to cure its material breaches thereof within 15 days of receipt of the August 19th Notice.

Accordingly, on September 6, 2022, ABV/Radoff provided notice to the Issuer of termination of the Cooperation Agreement. Pursuant to its terms, the Cooperation Agreement will terminate on September 11, 2022; provided, however, that the provisions of Section 10 through Section 21 of the Cooperation Agreement will survive such termination and termination will not relieve the Issuer from liability for its breaches of the Cooperation Agreement prior to the termination thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 6, 2022, ABV/Radoff provided notice to the Issuer of termination of the Cooperation Agreement. Pursuant to its terms, the Cooperation Agreement will terminate on September 11, 2022; provided, however, that the provisions of Section 10 through Section 21 of the Cooperation Agreement will survive such termination.

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CUSIP No. 77467X101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2022

/s/ Bradley L. Radoff
Bradley L. Radoff

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